TRI-ARTISAN ACQUISITION CORP.

110 East 59th Street

37th Floor

New York, New York 10022

September 20, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Tri-Artisan Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-149372

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Tri-Artisan Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-149372), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), that was originally filed with the Commission on February 25, 2008 and amended on April 30, 2008.

The Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. The Company confirms that the Registration Statement has not been declared effective and that no securities have been issued or sold pursuant to the Registration Statement.

Please feel free to contact Terry M. Schpok (214.969.2870) or Aaron A. Scow (214.969.2807) at Akin Gump Strauss Hauer & Feld LLP if you have any questions. Thank you for your assistance with this matter.

Sincerely,

/s/ Gerald H. Cromack
Gerald H. Cromack
Co-President